

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 22, 2010

By U.S. Mail and Facsimile to (303) 463-5416

David J. Cutler
Chief Executive Officer and Chief Financial Officer
Concord Ventures, Inc.
2460 West 26th Avenue, Suite 380-C
Denver CO 80211

Re: Concord Ventures, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed on March 8, 2010
Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009
Filed on March 8, 2010
Response Letter dated March 8, 2010
File No. 0-27055

Dear Mr. Cutler:

We have reviewed your filings and response letter and have the following comments. In one of our comments we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.   We note your revised disclosure controls and procedures ("DC&P") in response to comment one of our letter dated February 22, 2010. Please confirm to us that your officers concluded your DC&P, as defined in Exchange Act Rule 13a-15(e), was effective as of December 31, 2008 and September 30, 2009 based on the evaluation of these controls and procedures required by Exchange Act Rule 13a-15(b).

2.   In your future DC&P disclosures and, as required by Item 307 of Regulation S-K, please confirm to us that you will either:

   a) provide the entire DC&P definition (as it is defined in Exchange Act Rule 13a-15(e)), along with a clear conclusion regarding the effectiveness with respect to *each* component of DC&P or, alternatively, a statement that you concluded your DC&P was effective or ineffective, or

   b) only include a citation to Exchange Act Rule 13a-15(e) (i.e. the DC&P definition), along with a statement that you concluded your DC&P was effective or ineffective.

                              *   *   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Raquel Howard at (202) 551-3291 or John Archfield at (202) 551-3315 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services